FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company

CNPJ/MF n.º 07.628.528/0001-59

NIRE 35.300.326.237

MINUTES OF THE 101st. BOARD OF DIRECTORS MEETING HELD ON SEPTEMBER 2nd, 2013.

Date, time and venue: The meeting was held on September 2nd, 2013, at 2:00 p.m. at the Company’s headquarters, located at Avenida Brigadeiro Faria Lima, 1.309, 5th. floor, in the City and State of São Paulo.

Call notice and attendance: All members of the Board of Directors were dully called pursuant to article 19, first paragraph of the Company´s By Laws, and the meeting was installed with undersigned members. It is considered the participation of Members via telephone and video conference, respectively, pursuant to article 19, caput, of the Company´s By Laws. It is further considered the attendance of Fiscal Council members during the resolution included in item (ii) of the agenda.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: Examine, discuss and resolve on: (i) technical feasibility study of future realization of deferred tax assets (“Technical  Study”), in compliance with CVM Rule 371/02 and CVM Resolution 273/98; (ii) Management’s Annual Report and Financial Statements related to the financial year ended 06.30.2013; (iii) proposal of allocation of net income and dividends distribution for the year ended 06.30.2013; (iv) proposal of global management’s fees for 2013/2014; (v) disclosure and publication of Management’s Annual Report and the Financial Statements related to the fiscal year ended 06.30.2013; (vi) the acquisition by the Company of its own shares issued to be held in treasury and later cancellation or disposal; (vii) proposal of alteration of Article 36, item (c) of the Company’s By Laws; (viii) the alteration of the trading policy of the Company’s marketable securities; (ix) calling of the Company’s shareholders for the Extraordinary and Annual General Meeting; and (x) the Company’s Annual Budget for 2013/2014.

Resolutions: Once the meeting was installed, the Board members examined the items on the agenda and resolved unanimously and without restrictions as follows:

1.         Approve the Technical Study for recognition of the accounting record of deferred tax assets at the base date of 06.30.2013, in compliance with CVM Rule 371/02 and CVM Resolution 273/98, examined by the Company’s Fiscal Council at meeting held today.

2.         Approve, ad referendum of the Annual General Meeting, the Management’s Annual Report and the Financial Statements related to the fiscal year ended 06.30.2013. It is considered that the Independent Auditors and the Fiscal Council reports referred to in subparagraphs II, III and VII of article 163 of Law 6,404, of December 15, 1976, as amended, (“Law 6,404/76”) shall be submitted together with the documents herein approved, to the Company’s shareholders appreciation at Annual General Meeting.

3.         Approve, ad referendum of the Annual General Meeting, proposal of allocation of net income for the year ended 06.30.2013 and dividends distribution, as set forth in herein Exhibit I.

4.         Approve, ad referendum of the Annual General Meeting, proposal for global annual management’s compensation for the fiscal year started 07.01.2013, in the amount of up to R$º9,500.000,00 (nine million, five hundred reais) including benefits of any nature and representation amounts, with this Board entitled, later, to define the individual amounts to be attributed to each officer, taking into account his responsibilities, time dedicated to his duties, competence and professional reputation and the amount of his services in the market.

5.         Approve the disclosure, on 09.03.2013, of Management’s Annual Report and the Financial Statements, together with the Explanatory Notes and the Independent Auditors Report for the fiscal year ended 06.30.2013, to the Brazilian Securities Commission (“CVM”), to BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and to the market, by remitting said documents via IPE system of CVM, as well as the legal publication in the newspapers Diário Oficial of the State of São Paulo and Brasil Econômico and the remittance of the mentioned documents for appreciation of the shareholders at Annual General Meeting.

6.         Approve, pursuant to Article 20, subparagraph XII, of the Company’s By Laws, to Article 30, §1, “b”, of Law 6,404/76, and to CVM Instruction 10/80, as amended (“CVM Instruction 10/80”), a share buyback program of shares issued by the Company (“Share Buyback Program”), in accordance with the following specifications:

(i) Objective of the Share Buyback Program: acquisition of common shares issued by the Company, in Stock Exchange, at market price, to be held in treasury and later disposal or cancellation, with no share capital reduction. The Board of Directors’ members understand that the Repurchase Program is convenient and meets the Company interest, in view of the present quotation value of the Company’s shares at BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, the current scenario of capital market and the available resources held by the Company;

(ii) Number of outstanding common shares issued by the Company as set forth in article 5 of CVM Instruction 10/80: 35.111.300 (thirty five million, one hundred and eleven thousand and three hundred) or 60.1% of the total common shares issued by the Company;

(iii) Number of common shares issued by the Company to be acquired in the Share Buyback Program: up to 3,511,130 (three million, five hundred and eleven thousand and one hundred and thirty), corresponding to 10% (ten per cent) of the outstanding common shares issued by the Company, being the Board entitled to define the moment and number of shares to be effectively acquired, subject to article 2, subparagraph b, of CVM Instruction 10/80 and the term defined in item (iv) below;

(iv) Maximum period to carry out the operations object of the Share Buyback Program: 365 (three hundred and sixty five) days, as from September 02, 2013; and

(v) Name and address of the financial institutions authorized to operate as intermediaries in the operations object of the Share Buyback Program: Itaú Corretora de Valores S.A., with address at Av. Brigadeiro Faria Lima, 3.400, 10th floor, ZIP CODE 04538-132, in the City and State of São Paulo; BTG Pactual Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima, 3729, 10th floor, ZIP CODE 04538-133, in the City and State of São Paulo; XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. das Américas, 3434, Bloco 7, 2nd floor, rooms 201 to 208, part, Barra da Tijuca, City and State of Rio de Janeiro, ZIP CODE 22631-003; and Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima, 3600, 6th floor, City and State of São Paulo.

The Executive Board is authorized to take all the necessary measures for the implementation of the Share Buyback Program herein approved, and may further, define the moment and the number of shares to be acquired in a single operation or in a series of operations, subject to the limits and restrictions established in CVM Instruction 10/80 and in the above taken resolutions.

7.         Approve proposal, ad referendum of the Extraordinary General Meeting, of alteration of Article 36, item (c) of the Company’s By Laws, to allow that, subject to the terms of Law 6,404/76, and CVM Rule 10/80, the allocation of profits to the Reserve for Investment and Expansion may be conducted based or not on capital budget and that the amounts recorded in such Reserve may be used to back the Company’s acquisition of its shares issued, pursuant to the repurchase program of shares therein approved. In this sense, the proposal of writing of Article 36, item (c) of the Company’s By Laws to be remitted for resolution at General Meeting shall be as follows:

“Article 36.     Together with the financial statements for the fiscal year, the Board of Directors shall present to the Annual General Meeting proposal on the allocation of net income for the year, calculated after the deduction of the participations referred to in Article 190 of the Corporate Law and in Paragraph 2 of this Article, adjusted for purposes of calculation of dividends, pursuant to Article 202 of the same law, subject to the following deduction order:

(...)

(c) the remaining portion of the adjusted net income may be allocated to the Reserve for Investment and Expansion, based or not on capital budget approved by the General Meeting, as set forth in Article 196 of Corporate Law. The amounts recorded in this Reserve may be used to back the Company’s acquisition of its shares issued, pursuant to the repurchase program of shares approved by the Board of Directors.”

8.         Approve, pursuant to Article 15 of CVM Instruction 358, of January 03, 2002, as amended (“CVM Instruction 358/02”) the reformulation of the trading policy of the Company’s marketable securities (“Trading  Policy”), effective with the writing comprised in herein Exhibit I (“Exhibit II”).

9.         Approve the notice of the Company’s shareholders, by means of notice call as set forth in law, to gather for the Extraordinary and Annual General meeting to be held on October 29, 2013, at the Company’s headquarter, to resolve, at Annual General Meeting, the matters included in article 132, of Law 6,404/76, and, at Extraordinary General Meeting, the amendment of Article 36 of the Company’s By Laws, according to proposals herein approved.

10.       Approve the Company’s Annual Budget for 2013/2014 (“Budget”), which, initialed by the Secretary of the table, shall be filed at the Company’s headquarter, authorizing the Board to practice any act and/or sign any agreement necessary for the execution of the herein approved Budget.

Conclusion:  There being no further business, these minutes were drafted, approved and signed by all the Board of Directors members present to the meeting and by the Chairman and Secretary of the Table. São Paulo, September 2nd, 2013.

Signatures: Chairman of the Table: Eduardo S. Elsztain. Secretary: Julio Cesar de Toledo Piza Neto. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang, João de Almeida Sampaio Filho and Isaac Selim Sutton.

Compared to the original drafted on own books.

____________________________________

Julio Cesar de Toledo Piza Neto

Secretary

EXHIBIT I TO THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS HELD ON SEPTEMBER 2, 2013

MANAGEMENT’S PROPOSAL FOR ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS RELATED TO THE FISCAL YEAR ENDED 06.30.2013

To the  Shareholders,

As set forth in Article 36 of the Company’s By Laws and in Article 192 of Law 6,404/76, we submit to your appreciation proposal for the allocation of net income and dividends distribution of Brasilagro - Companhia Brasileira de Propriedades Agrícolas, for the fiscal year ended 06.30.2013, proposal approved by the Board of Directors at meeting held on this date, namely:

Result for the Year (after IR and CSLL deductions): Accumulated losses: Net Income for the Year:	R$ 28,726,768.99 R$ 20,469,376.76 R$ 8,257,392.23
Legal Reserve (5%):	R$ 412,869.61
Adjusted Net Income:	R$ 7,844,522.62
Dividends (75%):	R$ 5,883,391.96
Reserve for Investment and Expansion (25%):	R$ 1,961,130.65

1. ACCUMULATED LOSSES: Pursuant to article189 of Law 6,404/76, from the result for the year, R$ 20.469.376,76 (twenty million, four hundred and sixty nine thousand ,three hundred and seventy six reais and seventy six cents) shall be allocated to the absorption of accumulated losses.

2. LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of Net Income, in the amount of R$ 412.869,61 (four hundred and twelve thousand, eight hundred and sixty-nine thousand reais and sixty one cents) shall be allocated to the constitution of Legal Reserve.

3. DIVIDENDS: Pursuant to article 36 of the Company’s By Laws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 5.883.391,96 (five million, eight hundred eighty-three thousand, three hundred ninety-one reais and ninety-six cents) corresponding to R$ 0.100704387 per share. The payment of dividends shall be carried out in up to 30 (thirty) days from the date of their declaration. The dividends shall be paid to those with shareholding position at the Company at the end of October 29, 2013, and, from October 30, 2013, the Company’s shares shall be traded “ex” dividends.

4. RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 36, subparagraph (c), of the By Laws, in the amount of R$ 1.961.130,65 (one million, nine hundred sixty-one thousand, one hundred and thirty reais and sixty-five cents) shall be allocated to the Reserve for Investment and Expansion, whose purpose considers investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming to the expansion of the Company’s activities, in addition to  investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company of its shares issued, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We inform, further, that the allocations herein proposed are perfectly reflected in the Financial Statements for the fiscal year ended 06.30.2013, approved at this date.

Accordingly, we submit to your appreciation, at Annual General Meeting to be held at this date, the proposal for allocation of results and dividends distribution above.

São Paulo, September 2nd, 2013.

Eduardo S. Elsztain

Chairman of the Board of Directors

EXHIBIT II TO THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS HELD ON SEPTEMBER 2, 2013.

TRADING POLICY OF MARKETABLE SECURITIES ISSUED BY

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Page

1. GENERAL RULES	2
1.1. Definitions	2

2. SECURITIES TRADING POLICY	3
2.1. Adhesion	3
2.2. Objective	4
2.3. Securities Trading Restrictions	4
2.4. Exception to Trading Restrictions	5
2.5. Third Parties Liability	5
2.6. Applicable Sanctions and Penalties	6
2.7. Amendment to the Policy	6
2.8. Term of the Policy	6
2.9. General Provisions	6
Exhibit 1 – Term of Agreement - Model	7

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

SECURITIES TRADING POLICY

1.         GENERAL RULES

1.1.            Definitions

When applying and construing the Company’s Securities Trading Policy, the following terms are defined as follows:

  Controller or Controlling Shareholders: The shareholder or group of shareholders bound by shareholders' agreement or under common control with the power to control the Company, pursuant to Law No. 6.404/76 and its subsequent amendments.
  Stock Exchange: shall mean the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock Exchange) and any other Stock Exchange or organized OTC markets where the Company’s securities are traded;
  Company: shall mean Brasilagro – Companhia Brasileira de Propriedades Agrícolas;
  Board of Directors: shall mean the Board of Directors of the Company;
  Audit Committee: shall mean the Audit Committee of the Company, if installed and in operation.
  CVM: shall mean the Brazilian Securities and Exchange Commission;
  Investor Relations Officer: shall mean the Company’s Director elected to perform the duties set forth in the CVM regulations;
  Material Information: shall mean any decision of the controlling shareholder, resolution of the General Meeting or the Company management bodies or any other act or fact of political-administrative, technical, legal, business or economic-financial nature occurring or related to the Company’s businesses that could influence (i) the price of its Securities; (ii) the decision of investors to buy, sell or keep the Securities; or (iii) the investors’ decision to exercise any rights inherent to the condition of holders of Securities. The examples mentioned in Article 2 of the CVM Rule 358/02 are also considered Material Facts;
  CVM Rule 10/80: shall mean CVM Rule nr. 10, of February 14, 1980, as amended, regarding the acquisition by publicly-held companies of its own securities in order to write-off or hold them in treasury for subsequent sale;
  CVM Rule 358/02: shall mean CVM Rule nr. 358, of January 03, 2002, as amended, regarding the disclosure and use of information about material acts or facts related to publicly-held companies, as well as the negotiation of publicly-held companies’ securities, among other matters.

  Stock Option or Subscription: shall mean the right to acquire or subscribe common stocks, with no par value, issued by the Company, granted to the management members and other employees of the Company or companies which it controls, directly or indirectly, under the Stock Option Program;
  Related Persons: shall mean the Company, its controlling shareholders, whether direct or indirect, members of the Board of Directors, Board of Executive Officers, Audit Committee and of any other body with technical or consulting duties created by statutory provision, or by whoever, due to his/her position, function or post in the Company, its Controller, Controlled and Affiliated Companies or companies under common control, is aware of any Material Information, as well as service providers and other professionals expressly bound to the Securities Trading Policy;
  Disclosure Policy: shall mean the Material Information Disclosure Policy of the Company approved by the Board of Directors on March 15, 2006;
  Securities Trading Policy: shall mean the present Securities Trading Policy;
  Affiliated Companies: shall mean the companies over which the Company has significant management influence without controlling it. Significant management influence shall be understood as the power to participate in political-administrative, technical, legal, business, operational or economic-financial decisions of the company, and shall also be assumed when a company holds ten per cent (10%) or more of the voting capital of the other without controlling it.
  Share Buyback Program: shall mean any program of acquiring common shares issued by the Company and approved by the Board of Directors.
  Controlled Companies: shall mean the companies in which the Company has rights of a shareholder, either directly or through other controlled companies, which permanently assure it a majority of votes in resolutions of general meetings and the power to elect the majority of the directors and officers;
  Term of Agreement: shall mean the formal instrument signed by the Related Persons and acknowledged by the Company, by means of which these inform their awareness of the rules contained in the Securities Trading Policy, in each case, committing to comply with them and have these rules complied with by persons under their influence, including controlled and affiliated companies or companies under common control, spouses and dependents, whether direct or indirect; and
  Securities: shall mean the shares, debentures, subscription bonus, warrants, receipts and subscription rights and promissory notes issued by the Company and derivatives related to any of these Securities.

2.                  SECURITIES TRADING POLICY

2.1       Adhesion

The Company, the Controlling Shareholders, direct or indirect, members of the Board of Directors, Board of Executive Officers, Audit Committee and of anybody with technical or consulting duties created by statutory provisions, or by whoever, due to his/her position, function or post in the Company, its Controller, Controlled and Affiliated Companies or companies under common control, is aware of any Material Information, as well as service providers and other professionals that the Company deems necessary or convenient shall sign the Term of Agreement to the present Securities Trading Policy, becoming Related Persons for the purposes set forth herein.

2.2.      Objective

2.2.1.   The purpose of the present Securities Trading Policy is to set up the rules and procedures to be met by Related Persons and by the Company concerning trading of Securities, preserving the transparency in any such trades to all interested parties.

2.2.2.   The rules of this Securities Trading Policy define periods in which the Related Persons should refrain from trading Securities, so as to avoid questioning regarding the undue use of Material Information not disclosed to the public within CVM Rule 358/02.

2.2.3.   Any doubts concerning provisions of the present Securities Trading Policy, the applicable regulation issued by CVM and/or concerning ability to perform or not a given negotiation should be cleared out with the Investor Relations Officer.

2.3.      Securities Trading Restrictions

2.3.1.   Pursuant to CVM Rule 358/02, prior to the disclosure of Material Information, no negotiation, rendering of counseling or assistance shall be allowed regarding Securities investment by Related Persons aware of any such Material Information.

2.3.2.   The Related Persons shall ensure that those with whom they keep a trade, professional or trust relationship do not trade with Securities when accessing undisclosed Material Information. To that end, the Related Persons shall endeavor to have all those with access to Material Information sign the Term of Agreement.

2.3.2.1.            Any individual or legal entity direct or indirectly bound to any Related Persons by any contract or agreement, of any nature, including Non-Disclosure and Restricted Use Agreements, orally or in writing, which has Access to any Material Information related to the Company or companies controlled and/or under common control, shall not trade, pursuant to the applicable law, with Securities issued by the Company as long as he/she/it is in possession of any Material Information or the contract or agreement is valid and in full force.

2.3.3.   Are also forbidden to trade with Securities (a) the Related Persons whenever there is the intention to promote the incorporation, spin-off with the dissolution of the original company, or partial spin-off, merging, transformation or corporate reorganizations; and (b) Controlling Shareholders, whether direct or indirect, members of the Board of Directors and the Board of Executive Officers, whenever it is in course the purchase or sale of shares issued by the Company by the Company itself, its subsidiaries, affiliates or other company under common control, or there is an option or mandate for the same purpose, without prejudice to the exception referring to the prohibition provided for in item 2.4.2 below, on the dates the Company is neither acquiring nor selling its own shares within the scope of the Share Buyback Program.

2.3.4.   In the context of a Securities public offering and pursuant to Article 48 of CVM Rule nr. 400/2003, Related Persons shall not trade with Securities until the publication of the notice of completion of the offering.

2.3.5.   The Related Persons shall be also forbidden to trade with Securities fifteen (15) days prior to the disclosure required by CVM of quarterly (ITR) and annual information (DFP) of the Company, except for what is provided for in Paragraph 3 of Article 15, of CVM Rule 358/02.

2.3.6.   Related Persons leaving managing positions of the Company prior to the disclosure of Material Information originated during their management period shall not trade with Securities until (i) the end of a six (6) months period starting from the date of their departure; or (ii) the disclosure, by the Company, of the Material Information to the market.

2.3.7.   In the event any agreement or contract has been signed for the transfer of the Company’s control, or if any option or mandate has been granted for the same purpose, as well as if there is an intention to promote the incorporation, spin-off, partial spin-off, merging, transformation or corporate reorganizations, and while the transaction is not made public through the disclosure of material facts and/or information, the Board of Directors shall not be allowed to resolve on the purchase or sale by the Company of shares issued by itself.

2.3.8.   Prohibitions concerning Securities trading provided for in sections 2.3.1, 2.3.2 and 2.3.3 above shall be enforced until the disclosure of Material Information to the market. However, any such prohibitions shall be maintained, even after disclosure of Material Information whenever any Securities negotiations may interfere, in detriment to the Company or its shareholders, with the business conditions, act or fact related to the Material Information.

2.4.      Exception to Trading Restrictions

2.4.1.   Pursuant to CVM Rule 358/02, the Related Persons shall be allowed to trade with Securities in the events provided for in section 2.3.1 above, provided that such trading corresponds to the purchase of shares from the Company’s treasury, through a private transaction, arising from the exercise of the option to purchase according to the granting or exercising of an option to purchase shares (i.e. stock option plan) approved in a general shareholder’s meeting.

2.4.2.   Pursuant to CVM Rule 358/02, the direct and indirect Controlling Shareholders, Officers and members of the Board of Directors may trade Securities during the effectiveness period of the Share Buyback Program, as long as such trade takes place on date or in periods when the Company is not trading Securities.

2.4.2.1. During the course of the Share Buyback Program, the Company's Investor Relations Officer shall previously inform through notice addressed to the direct and indirect Controlling Shareholders, Officers and members of the Board of Directors, the dates or specific periods when they may trade Securities, pursuant to this Trading Policy.

2.5.      Third Parties Liability

            The provisions set forth in this Securities Trading Policy shall not release the liability of third parties indirectly related to the Company that are aware of any Material Information.

2.6.      Applicable Sanctions and Penalties

The Related Persons who have not complied with any provision of this Securities Trading Policy are subject to the applicable legal sanctions and penalties.

2.7.      Amendment to the Policy

Any amendment to this Securities Trading Policy must be informed to the CVM and to the Stock Exchanges.

2.8.      Term of the Policy

The present Securities Trading Policy shall be effective on the date of its approval by the Board of Directors and shall remain in force for an indeterminate term, or otherwise until further opposite resolution.

2.9       General Provisions

2.9.1.   The Related Persons and those acquiring this capacity shall sign the Term of Agreement according to the Form set forth in Exhibit I hereof.

2.9.2.   The Company may set up additional securities non-trading periods other than those set forth in the present Securities Trading Policy, being only required to notify the Related Persons for this purpose.

2.9.3.   Securities Trading by Related Persons during the non-trading periods, as set forth in the present Securities Trading Policy, may be authorized as an exception by the Board of executive Officers, upon express written request justifying the need for the trading.

2.9.4.   Any breaches of this Securities Trading Policy verified by any Related Persons shall be immediately communicated to the Chief Financial and Investor Relations Officer, the President of the Board of Directors and the Audit Committee.

EXHIBIT I TO THE SECURITIES TRADING POLICY OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

TERM OF AGREEMENT

I, [name and identification], [job or position], hereby state that I am aware of the terms and conditions of the Securities Trading Policy of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Securities Trading Policy”), approved by the Board of Directors on August 9, 2012, pursuant to CVM Rule 358/02. I hereby formalize my adhesion to the Securities Trading Policy, committing to abide to all of its terms and conditions.

I further state that I am aware that any breach of the dispositions set forth in the Securities Trading Policy shall be considered a serious violation, for the purposes provided for in Paragraph 3, of Article 11, of Law nr. 6385/76.

[local], [date]

___________________________

[Name]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September [4], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September [4], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer